WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
e-mail: Michael@GoPublicDirect.com

October 10, 2013

Mr. Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: HealthTalk Live, Inc.
Registration Statement on Form S-1
Filed on July 1, 2013
File No. 333-189735

Dear Mr. Kim:

We have filed on EDGAR the above Amendments No. 4 and 5 containing changes to the auditor’s opinion.

We apologize but due to a scrivener error, the audit opinion date Amendment 4 was incorrectly stated as August 30, 2013, thus we are filing the Amendment 5 which contains the correct date of June 20, 2013 as well as an electronic signature. That’s the only change from Amendment 4.

We apologize for any inconvenience this may have caused the staff.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.